






Supplemental Information
March 31, 2011

National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129
Phone: (615) 890-9100
Fax: (615) 225-3030
www.nhireit.com
Email: investor_relations@nhireit.com

Table of Contents

CORPORATE

DISCLAIMER

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may", "will", "believes", anticipates", "expects", "intends", "estimates", "plans", and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the following risks, which are described in more detail under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2011:

- We depend on the operating success of our customers (facility operators) for collection of our revenues during this time of uncertain economic conditions in the U.S.;

- We are exposed to the risk that our tenants and borrowers may become subject to bankruptcy or insolvency proceedings;

- We are exposed to risks related to governmental payors and regulations and the effect they have on our tenants' and borrowers' business;

- We are exposed to the risk that the cash flows of our tenants and borrowers will be adversely affected by increased liability claims and general and professional liability insurance costs;

- We are exposed to risks related to environmental laws and the costs associated with the liability related to hazardous substances;

- We are exposed to the risk that we may not be indemnified by our lessees and borrowers against future litigation;

- We depend on the success of future acquisitions and investments;

- We depend on the ability to reinvest cash in real estate investments in a timely manner and on acceptable terms;

- We may need to incur more debt in the future, which may not be available on terms acceptable to the Company;

- We are exposed to the risk that the illiquidity of real estate investments could impede our ability to respond to adverse changes in the performance of our properties;

- We are exposed to the risk that our assets may be subject to impairment charges;

- We depend on the ability to continue to qualify as a real estate investment trust;

- We have ownership limits in our charter with respect to our common stock and other classes of capital stock;

- We are subject to certain provisions of Maryland law and our charter and bylaws that could hinder, delay or prevent a change in control transaction, even if the transaction involves a premium price for our common stock or our stockholders believe such transaction to be otherwise in their best interests.

In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.

Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

ANALYST COVERAGE

Stifel Nicolaus & Company, Inc.
J.J.B. Hilliard, W.L. Lyons, LLC
JMP Securities, LLC
Wells Fargo Securities, LLC

INVESTOR RELATIONS CONTACT

Roger R. Hopkins, CPA
rhopkins@nhinvestors.com
(615) 890-9100 ext. 108

SENIOR MANAGEMENT

J. Justin Hutchens
President and Chief Executive Officer

Roger R. Hopkins, CPA
Chief Accounting Officer

Kristin S. Gaines
Chief Credit Officer

BOARD OF DIRECTORS

W. Andrew Adams
Chairman
National Health Investors, Inc.

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners

Ted H. Welch
Ted Welch Investments

J. Justin Hutchens
President and Chief Executive Officer
National Health Investors, Inc.

Robert T. Webb
President (Retired) and Founder
Webb's Refreshments, Inc.

COMPANY PROFILE

NATIONAL HEALTH INVESTORS, INC., a Maryland corporation incorporated in 1991, is a real estate investment trust ("REIT") which invests in income-producing health care properties primarily in the long-term care industry. Our mission is to invest in health care real estate assets which generate current income that will be distributed to stockholders. We have pursued this mission by acquiring properties to lease and making mortgage loans nationwide. These investments involve 118 health care properties in 23 states consisting of 78 skilled nursing facilities, 31 assisted living facilities, 2 medical office buildings, 4 independent living facilities, 1 acute psychiatric hospital, 1 acute care hospital and 1 transitional rehabilitation center. We have funded these investments in the past through three sources of capital: (1) current cash flow, including principal prepayments from our borrowers, (2) the sale of equity securities, and (3) debt offerings, including the issuance of convertible debt instruments, bank lines of credit, and ordinary term loans.

Investor Snapshot as of March 31, 2011

Exchange:	NYSE	**52 week Low/High:**	$36.66	$48.31		**Market Capitalization:**	$1.33 billion
Symbol:	NHI	**Dividend/Yield:**	$2.46	5.13%			
Closing Price:	$47.92	**Shares Outstanding:**	27,709,611				

Portfolio Revenue Snapshot as of March 31, 2011



Investment Type
7.7%
92.3%
■ Lease ■ Mortgage



Facility Type 6.8%
3.4%
21.2%
68.6%
■ SNF ■ ALF ■ ACH ■ Other (less than 3%)



Operator Type 8.5%
31.3%
60.2%
■ Public ■ Regional ■ Small

LONG-TERM GROWTH

**March 31, 2011**
$113,187



Value of $10,000 invested at inception on October 17, 1991; assumes dividend reinvestment

VALUE CREATION

Total Return*

	NHI	S&P 500	NAREIT
1 year	30.13%	15.65%	24.36%
5 years	21.73%	2.62%	1.07%
10 years	23.70%	3.29%	10.93%
15 years	11.42%	6.80%	10.19%
Since inception**	13.43%	8.67%	10.70%

*assumes reinvestment of dividends
**since inception of NHI in Oct. '91

S&P 500 – Standard & Poor's index of 500 large-cap common stocks

NAREIT – FTSE NAREIT US Real Estate Index Series of all publicly traded REITs

DIVIDEND HISTORY



■ Regular ■ Special

The Board of Directors approves a regular quarterly dividend which is reflective of expected taxable income on a recurring basis. Company transactions that are infrequent and non-recurring that generate additional taxable income have been distributed to shareholders in the form of special dividends. Taxable income is determined in accordance with the IRS Code and is different than net income for financial statement purposes determined in accordance with accounting principles generally accepted in the U.S.

FINANCIAL

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	March 31, 2011	December 31, 2010
Assets:		
Real estate properties:		
Land	$ 42,493	$ 42,493
Buildings and improvements	421,030	420,704
	463,523	463,197
Less accumulated depreciation	(138,427)	(135,543)
Real estate properties, net	325,096	327,654
Mortgage notes receivable, net	77,283	75,465
Investment in preferred stock, at cost	38,132	38,132
Cash and cash equivalents	21,097	2,664
Marketable securities	21,378	22,476
Accounts receivable, net	1,243	471
Straight-line receivable	5,837	4,928
Assets held for sale, net	29,381	36,853
Deferred costs and other assets	2,692	698
Total Assets	$ 522,139	$ 509,341
Liabilities and Stockholders' Equity:		
Debt	$ 49,375	$ 37,765
Deferred real estate purchase consideration	4,000	4,000
Accounts payable and accrued expenses	2,782	3,388
Dividends payable	17,041	16,752
Deferred income	1,423	1,461
Earnest money deposit	-	3,475
Total Liabilities	74,621	66,841
Commitments and Contingencies		
Stockholders' Equity		
Common stock, .01 par value; 40,000,000 shares authorized; 27,709,611 and 27,689,392 shares issued and outstanding, respectively	277	277
Capital in excess of par value	464,963	462,392
Cumulative dividends in excess of net income	(33,447)	(35,499)
Unrealized gains on marketable securities	15,725	15,330
Total Stockholders' Equity	447,518	442,500
Total Liabilities and Stockholders' Equity	$ 522,139	$ 509,341

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

	Three months ended March 31,	
	2011	2010
Revenues:		
Rental income	$ **19,020**	$ 18,187
Mortgage interest income	**1,596**	1,996
	20,616	20,183
Expenses:		
Depreciation	**2,884**	2,523
Legal expense	**188**	282
Franchise, excise and other taxes	**358**	278
General and administrative	**3,774**	3,806
	7,204	6,889
Income before non-operating income	**13,412**	13,294
Investment income and other	**1,412**	1,433
Interest expense and amortization of loan costs, net of change in fair value of interest rate swap agreement	**741**	(228)
Income from continuing operations	**15,565**	14,499
Discontinued operations		
Income from operations - discontinued	**1,229**	1,444
Net gain on sale of real estate	**2,299**	-
Income from discontinued operations	**3,528**	1,444
Net income	$ **19,093**	$ 15,943
Weighted average common shares outstanding:		
Basic	**27,696,727**	27,632,376
Diluted	**27,796,109**	27,681,479
Earnings per common share:		
Basic:		
Income from continuing operations	$ **.56**	$ .53
Discontinued operations	**.13**	.05
Net income per common share	$ **.69**	$ .58
Diluted:		
Income from continuing operations	$ **.56**	$ .53
Discontinued operations	**.13**	.05
Net income per common share	$ **.69**	$ .58
Dividends declared per common share	$ **0.615**	$ 0.575

Table of Contents

FUNDS FROM OPERATIONS (FFO)

(in thousands, except share and per share amounts)

	Three months ended March 31, 2011	Three months ended March 31, 2010
Net income	**$ 19,093**	$ 15,943
Real estate depreciation in continuing operations	**2,690**	2,395
Real estate depreciation in discontinued operations	**-**	66
Net gain on sale of real estate	**(2,299)**	-
Funds from operations	**$ 19,484**	$ 18,404
Collection and recognition of past due rent	**-**	(1,520)
Gains and recoveries on sales of marketable securities	**(154)**	-
Other items	**-**	290
Normalized FFO	**$ 19,330**	$ 17,174
Weighted average common shares outstanding:		
Basic	**27,696,727**	27,632,376
Diluted	**27,796,109**	27,681,479
FFO per share:		
Basic	**$ 0.70**	$ 0.67
Diluted	**$ 0.70**	$ 0.66
Normalized FFO per share:		
Basic	**$ 0.70**	$ 0.62
Diluted	**$ 0.70**	$ 0.62
FFO payout ratio:		
Dividends declared per common share	**$ 0.615**	$ 0.575
FFO per diluted share	**$ 0.70**	$ 0.66
FFO per diluted share payout ratio	**87.9%**	87.1%

FUNDS AVAILABLE FOR DISTRIBUTION (FAD)

(in thousands, except share and per share amounts)

	Three months ended March 31,		
	2011		2010
Net income	$ **19,093**	$	15,943
Real estate depreciation in continuing operations	**2,690**		2,395
Real estate depreciation in discontinued operations	**-**		66
Net gain on sale of real estate	**(2,299)**		-
Straight-line lease revenue, net	**(910)**		(662)
Non-cash stock based compensation	**2,371**		1,821
Change in fair value of interest rate swap agreement	**(1,254)**		-
Funds available for distribution	**19,691**		19,563
Collection and recognition of past due rent	**-**		(1,520)
Gains and recoveries on sales of marketable securities	**(154)**		-
Other items	**-**		290
Normalized FAD	$ **19,537**	$	18,333
Weighted average common shares outstanding:			
Basic	**27,696,727**		27,632,376
Diluted	**27,796,109**		27,681,479
FAD per share:			
Basic	$ **0.71**	$	0.71
Diluted	$ **0.71**	$	0.71
Normalized FAD per share:			
Basic	$ **0.71**	$	0.66
Diluted	$ **0.70**	$	0.66
FAD payout ratio:			
Dividends declared per common share	$ **0.615**	$	0.575
FAD per diluted share	$ **0.71**	$	0.71
FAD per diluted share payout ratio	**87.0%**		81.0%

EBITDA RECONCILIATION AND INTEREST COVERAGE RATIO

(in thousands)

| | Three months ended March 31, | |
	2011	2010
Net income	$ 19,093	$ 15,943
Interest expense and amortization of loan costs[1]	513	228
Franchise, excise and other taxes	358	278
Depreciation	2,884	2,594
EBITDA	$ 22,848	$ 19,043
Interest expense and amortization of loan costs	$ 513	$ 228
Interest Coverage Ratio	44:1	83:1

[1] Does not include change in fair value of interest rate swap agreement, a non-cash adjustment, as required by US GAAP.

PORTFOLIO

PORTFOLIO SUMMARY as of March 31, 2011

	Properties	Beds/Units/ Sq. Ft.	Investment (NBV)	YTD Revenue	% of segment
Leases					
Skilled Nursing[1]	51	6,858	$ 172,693,000	$ 12,884,000	67.74%
Assisted Living	29	1,675	122,268,000	4,242,000	22.30%
Medical Office Buildings	2	88,517	4,848,000	267,000	1.40%
Independent Living	4	456	6,737,000	460,000	2.42%
Acute Psychiatric Hospitals	1	66	12,168,000	465,000	2.44%
Acute Care Hospitals	1	55	5,633,000	702,000	3.69%
Total Leases	**88**		**$ 324,347,000**	**$ 19,020,000**	**100.00%**
(1) Skilled Nursing					
NHC facilities*	38	5,274	$ 44,902,000	$ 9,181,000	48.27%
All other facilities	13	1,584	127,791,000	3,703,000	19.47%
	51	6,858	$ 172,693,000	$ 12,884,000	67.74%

* On October 17, 1991, the NHC facilities were transferred to NHI at their then current book value in a non-taxable exchange.

	Properties	Beds/Units/ Sq. Ft.	Investment (NBV)	YTD Revenue	% of segment
Mortgages					
Skilled Nursing	27	3,821	$ 62,406,000	$ 1,249,000	78.26%
Assisted Living	2	146	4,639,000	126,000	7.89%
Transitional Rehabilitation	1	70	10,238,000	221,000	13.85%
Total Mortgages	**30**	**4,037**	**$ 77,283,000**	**$ 1,596,000**	**100.00%**


Leases - (NBV)


Mortgages - (NBV)


Leases - (Revenue)


Mortgages - (Revenue)

GEOGRAPHIC DISTRIBUTION as of March 31, 2011

	SNF	ALF	ILF	MOB	ACH	APH	TRC	TOTAL	YTD Revenue
Tennessee	20	3	2	-	-	-	-	25	$ 4,755,000
Florida	10	7	-	1	-	-	-	18	4,160,000
Texas	6	-	-	1	-	-	-	7	1,898,000
South Carolina	4	1	-	-	-	-	-	5	1,676,000
Arizona	1	4	-	-	-	-	1	6	1,191,000
Kentucky	2	-	-	-	1	-	-	3	1,118,000
Missouri	8	-	1	-	-	-	-	9	797,000
Minnesota	-	5	-	-	-	-	-	5	765,000
Michigan	-	4	-	-	-	-	-	4	609,000
Alabama	2	-	-	-	-	-	-	2	585,000
Virginia	7	-	-	-	-	-	-	7	535,000
California	-	-	-	-	-	1	-	1	465,000
Georgia	5	-	-	-	-	-	-	5	434,000
New Jersey	-	1	-	-	-	-	-	1	343,000
Idaho	1	-	1	-	-	-	-	2	237,000
Massachusetts	4	-	-	-	-	-	-	4	200,000
Iowa	-	2	-	-	-	-	-	2	178,000
Kansas	5	-	-	-	-	-	-	5	151,000
Indiana	-	1	-	-	-	-	-	1	143,000
Illinois	-	1	-	-	-	-	-	1	129,000
New Hampshire	3	-	-	-	-	-	-	3	122,000
Pennsylvania	-	1	-	-	-	-	-	1	101,000
Oregon	-	1	-	-	-	-	-	1	24,000
	78	31	4	2	1	1	1	118	$ 20,616,000

YTD Revenue



less than $250,000
$250,000 - $1,249,999
$1,250,000 - $2,749,999
$2,750,000 - $5,249,999
more than $5,249,999

Number of Facilities



less than 2
2 - 4
5 - 9
10 - 14
more than 14

LEASE RENEWAL YEARS AND MORTGAGE MATURITIES as of March 31, 2011

	2011	2012	2013	2014	2015	2016 - 2019	2020-2023	Thereafter	TOTALS
Leases									
Skilled Nursing									
Annualized Revenue	$ 73,000	-	-	1,611,000	-	104,000	9,436,000	1,660,000	12,884,000
Properties	1	-	-	6	-	1	39	4	51
Assisted Living									
Annualized Revenue	91,000	-	343,000	-	-	749,000	291,000	2,768,000	4,242,000
Properties	1	-	1	-	-	4	3	20	29
Medical Office Buildings									
Annualized Revenue	-	-	100,000	-	-	167,000	-	-	267,000
Properties	-	-	1	-	-	1	-	-	2
Independent Living									
Annualized Revenue	-	-	-	-	-	-	460,000	-	460,000
Properties	-	-	-	-	-	-	4	-	4
Acute Care Hospitals									
Annualized Revenue	-	702,000	-	-	-	-	-	-	702,000
Properties	-	1	-	-	-	-	-	-	1
Acute Psychiatric Hospitals									
Annualized Revenue	-	-	-	-	-	-	-	465,000	465,000
Properties	-	-	-	-	-	-	-	1	1
Total Annualized Revenues	$ 164,000	$ 702,000	$ 443,000	$ 1,611,000	$ -	$ 1,020,000	$ 10,187,000	$ 4,428,000	$ 19,020,000
Mortgages									
Skilled Nursing									
Annualized Revenue	551,000	-	44,000	244,000	72,000	-	-	338,000	1,249,000
Properties	10	-	1	8	2	-	-	6	27
Assisted Living									
Annualized Revenue	-	-	-	24,000	-	102,000	-	-	126,000
Properties	-	-	-	1	-	1	-	-	2
Transitional Rehabilitation									
Annualized Revenue	-	-	-	-	221,000	-	-	-	221,000
Properties	-	-	-	-	1	-	-	-	1
Total Annualized Revenues	$ 551,000	$ -	$ 44,000	$ 268,000	$ 293,000	$ 102,000	$ -	$ 338,000	$ 1,596,000

DEFINITIONS

Annualized Revenue

The term *Annualized Revenue* refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

EBITDA

Earnings before interest, taxes, depreciation and amortization.

Facility Types

ACH – Acute-care hospital   ALF – Assisted living facility
APH – Acute psychiatric hospital   ILF – Independent living facility
MOB – Medical office building   SNF –Skilled nursing facility
TRC – Transitional rehabilitation center

Funds from operations - FFO

FFO is an important supplemental measure of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. FFO is defined as net income, computed in accordance with GAAP, excluding gains or losses from sales of property, and adding back real estate depreciation. The term FFO was designed by the REIT industry to address this issue. Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FFO, caution should be exercised when comparing our Company's FFO to that of other REITs. FFO in and of itself does not represent cash generated from operating activities in accordance with GAAP (FFO does not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs.

Funds available for distribution - FAD

FAD is usually calculated by subtracting from Funds from Operations (FFO) both normalized recurring expenditures that are capitalized by the REIT and then amortized, but which are necessary to maintain a REIT's properties and its revenue stream (e.g., new carpeting and drapes in apartment units, leasing expenses and tenant improvement allowances) and "straight-lining" of rents. This calculation is sometimes referred to as Cash Available for Distribution (CAD) or Funds Available for Distribution (FAD). Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FAD, caution should be exercised when comparing our Company's FAD to that of other REITs. FAD in and of itself does not represent cash generated from operating activities in accordance with GAAP (FAD does not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs.

Normalized FFO & Normalized FAD

Normalized FFO and Normalized FAD excludes from FFO and FAD, respectively, any material one-time items reflected in GAAP net income. Excluded items may include, but are not limited to, impairments of assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, asset write-downs and recoveries of previous write-downs.

Investment (NBV)

The term *Investment (NBV)* refers to the net carrying value of our real estate and mortgage investments.